Dear Warrant Holder:

Enclosed for your consideration are an Offer to Amend and Exchange, dated February 10, 2010 (the “Offer Memo”), and the related Instructions, Election Form, Withdrawal Form and forms of Amended Warrants (which, together with any amendments or supplements thereto, collectively constitute the “Offer”), in connection with the Offer by Emerald Dairy Inc., a Nevada corporation (the “Company”), for a period ending on March 17, 2010, unless extended, to the holders of up to 5,374,648 of the Company’s outstanding warrants to purchase shares of common stock of the Company, par value $0.001 per share (the “Common Stock”), having exercise prices of either $0.94, $1.50, $1.63, $2.04 or $3.26 per share, originally issued in connection with the private offerings the Company consummated in October 2007 (“Original Warrants”), to tender such Original Warrants for exchange for amended warrants exercisable at reduced exercise prices (“Amended Warrants”), as follows:

•
With respect to Original Warrants having an exercise price of $0.94 per share, a holder accepting the Offer may exchange some or all of the Original Warrants for Amended Warrants exercisable at $0.75 per share;

•
With respect to Original Warrants having an exercise price of $1.50 per share, a holder accepting the Offer may exchange some or all of the Original Warrants for Amended Warrants exercisable at $1.20 per share;

•
With respect to Original Warrants having an exercise price of $1.63 per share, a holder accepting the Offer may exchange some or all of the Original Warrants for Amended Warrants exercisable at $1.30 per share;

•
With respect to Original Warrants having an exercise price of $2.04 per share, a holder accepting the Offer may exchange some or all of the Original Warrants for Amended Warrants exercisable at $1.63 per share; and

•
With respect to Original Warrants having an exercise price of $3.26 per share, a holder accepting the Offer may exchange some or all of the Original Warrants for Amended Warrants exercisable at $1.63 per share.

The only differences between the Original Warrants and the Amended Warrants being offered, relate to (i) the lower exercise prices, (ii) the shortened exercise period to twenty (20) days following the expiration of the Offer, (iii) the deletion of the provision that holders may not exercise their warrants if the exercise will cause them and their affiliates to beneficially own an aggregate of more than 9.9% of the outstanding shares of Common Stock of the Company, and (iv) the requirement that the exercise price must be paid in cash, as a cashless exercise of the Amended Warrants will not be permitted.

The purpose of the Offer is to raise additional capital for the Company by providing the holders of the Original Warrants with the opportunity to obtain Amended Warrants exercisable at reduced exercise prices, and encouraging the participating holders to exercise the Amended Warrants by significantly reducing the exercise prices and exercise periods of the Amended Warrants.  The Company intends to apply any proceeds received in connection with the subsequent exercise of the Amended Warrants toward the cost of completing the equipping of the first production line of the Company’s new milk powder production facility in Hailun City, Heilongjiang Province, People’s Republic of China, which the Company believes will enable it to produce an additional 9,000 tons of milk powder annually.  However, the Company will retain broad discretion over the use of the net proceeds and may use the money for other corporate purposes.

The Company will accept all eligible Original Warrants in exchange for Amended Warrants exercisable at reduced exercise prices in connection with this Offer, on the terms and subject to the conditions of the Offer Memo.  See Sections 2, 3 and 4 of the Offer Memo.

ORIGINAL WARRANTS WHICH ARE NOT TENDERED WILL RETAIN THEIR CURRENT TERMS.

The Company will return Original Warrants not accepted pursuant to the terms and conditions of the Offer Memo to the tendering warrant holders at the Company's expense promptly after the Offer expires. See Sections 2 and 3 of the Offer Memo.

Investing in the Company’s securities involves a high degree of risk.  See “CERTAIN RISKS OF PARTICIPATING IN OUR OFFER” in the enclosed Offer Memo for a discussion of information that you should consider before tendering warrants in the Offer.  You should read the Offer Memo carefully before deciding whether or not to exchange any of your eligible Original Warrants.

The Company’s Board of Directors has approved the Offer.  However, neither the Company’s management nor its Board of Directors, officers, or employees makes any recommendation to any warrant holder as to whether to exchange or refrain from exchanging any eligible Original Warrants.  The Company has not authorized any person to make any recommendation.  You should carefully evaluate all information regarding the Offer and should consult your own investment and tax advisors to determine whether you want to exchange your eligible Original Warrants and, if so, how many Original Warrants to exchange.  In doing so, you should read carefully the information in the Offer Memo and other Offer documents.

IT IS THE COMPANY’S CURRENT INTENT NOT TO CONDUCT ANOTHER OFFER TO PROMOTE THE EXCHANGE OF THE ORIGINAL WARRANTS, BUT THE COMPANY RESERVES THE RIGHT TO DO SO IN THE FUTURE.

The Offer is being made solely under the Offer Memo and the related Election Form (together with any amendment or supplement thereto).

THE COMPANY IS NOT MAKING, AND WILL NOT MAKE, THE OFFER TO HOLDERS OF ORIGINAL WARRANTS IN ANY STATE OR OTHER JURISDICTION IN WHICH THE OFFER WOULD NOT BE IN COMPLIANCE WITH THE LAWS OF SUCH STATE OR OTHER JURISDICTION.

        Please note the following:

1.
The Offer is not conditioned on any minimum number of eligible Original Warrants being tendered and is not conditioned upon any required financing. The Offer is, however, subject to certain other conditions set forth in Section 8 of the Offer Memo.

2.	You should consult with your broker or other financial or tax advisor prior to tendering your eligible Original Warrants.

3.	The Offer and withdrawal rights will expire at 12:00 Midnight, Eastern Time, on March 17, 2010, unless the Company extends the Offer.

You may tender some or all of your eligible Original Warrants. Please follow the instructions in this document and the related documents, including the accompanying Instructions, to properly submit your Original Warrants for exchange.

Your prompt action is requested.  If you wish to participate in the Offer, your Election Form should be forwarded in ample time before the expiration date of the Offer to Computershare Inc., 250 Royall Street, Suite V, Canton, MA 02021.  Please note that delivery of your Election Form by facsimile will not be accepted.

Please note that the Offer, and withdrawal rights, will expire at 12:00 Midnight, Eastern Time, on March 17, 2010, unless the Offer is extended.

Any questions concerning this Offer Memo, or any other document accompanying or referred to in the Offer Memo, or to request additional copies of any such documents, may be directed to Computershare at (800) 546-5141.

Very truly yours,

EMERALD DAIRY INC.